Galiano Gold Provides Asanko Gold Mine

2023 Exploration Program Update

VANCOUVER, BC, October 25, 2023 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX: GAU) (NYSE: GAU) is pleased to provide an update on its exploration activities at the Asanko Gold Mine (the "AGM") completed to-date in 2023.

The 2023 exploration program at the AGM has focused on expanding mineralization at known deposits, as well as advancing a robust pipeline of regional greenfields targets towards potential new discoveries.  Highlights include:

  Resource and Reserve upgrade drilling at Nkran: Completed 6,689 metres ("m") of drilling focused on the southern extent of the deposit which has further demonstrated the upside potential of the orebody. The drilling confirmed zones of strong mineralization extend beyond the current mineral reserve pit shell, which remains open along strike and at depth, with intercepts including 19m @ 3.0 grams per tonne ("g/t") gold ("Au") from 567m, and 18m @ 2.6 g/t Au from 361m.

  Resource conversion drilling at Abore: Early results returned strong intercepts outside the current mineral reserve pit shell including 36m @ 2.1 g/t Au from 278m and 21m @ 2.6 g/t Au from 226m, highlighting potential pit expansion opportunities.

  Resource conversion drilling at Midras South: Completed the first phase of infill drilling of inferred mineral resources at Midras South, with the deposit advancing towards a maiden Mineral Reserve estimate. Significant intercepts from the first two holes drilled include 18m @ 4.0 g/t Au from 7m, 17m @ 2.3 g/t Au from 24m, and 28m @ 1.2 g/t Au from 24m.

  Drilling at the Gyagyatreso regional prospect: Encouraging first results including intercepts of 38m @ 2.0 g/t Au from 20m, 20m @ 1.7 g/t Au from 32m and 11m @ 3.6 g/t Au from 98m, highlighting the presence of a fertile gold bearing system with significant strike length potential.

  Regional greenfield exploration: Through early-stage mapping, geochemistry and geophysics work, large soil geochemical anomalies have been identified at the Aburi and Sky Gold targets, as well as Induced Polarization ("IP") chargeability anomalies on the Esaase-Abore shear zone have been identified for follow up trenching and/or drilling.

"The 2023 exploration results received to-date bode well not only for extending the life of our current operations at the AGM, but also in identifying additional deposits located throughout our large, underexplored land package," stated Galiano's Vice President of Exploration, Chris Pettman. "The positive drill results at Nkran and Abore highlight examples of the growth potential at our existing deposits, and it is exciting to see robust new regional targets, including Gyagyatreso, being proven across the wider AGM tenements. We look forward to continuing our aggressive exploration program in 2024 and beyond in order to further extend the life of the mine."

Nkran Highlights

The Nkran South drill program was designed to upgrade a zone of inferred mineral resources at the south end of the deposit and determine the potential for growth in the open pit mineral reserves. In addition to the potential expansion of mineral reserves, the Company is incorporating the drilling results into the Nkran underground study that is currently underway. Drilling began in late 2022 and was completed in 2023.

Based on these positive results, the Company has confirmed the primary mineralized zones at Nkran are contiguous and remain open at the southern end of the deposit. The mineralized zones currently extend up to 185m immediately along strike to the south of the proposed Nkran Cut 3 pit shell.

Highlighted Drilling intercepts (see Table 1 for full drilling results)

13 combination reverse circulation ("RC")/diamond drill holes totaling 6,689m were drilled as part of this program. Results include:

• Hole NKPC22-111: 19m @ 3.0 g/t gold from 567m

• Hole NKPC22-114W1: 18m @ 2.6 g/t gold from 361m

• Hole NKPC23-118: 9m @ 5.9 g/t gold from 565m

• Hole NKPC23-116: 19.5m @ 1.6 g/t gold from 451m

• Hole NKPC23-119: 19m @ 1.3 g/t gold from 483m and 7m @ 5.6 g/t gold from 324m

The Nkran pit is located immediately adjacent to the AGM's processing plant and has historically yielded the highest average mined grades on the Asankrangwa Gold Belt, while contributing significant cash flows over the years. During the mining of Cut 2 (years 2016 - 2020), Nkran produced 15.2 million tonnes ("Mt") at 1.63 g/t and reported metallurgical recoveries of 94%.

The Nkran geological setting is typical of the Asankrangwa Gold Belt with a sedimentary sequence of interlayered shale, siltstone, and sandstone. Two granitic bodies intrude along shear zones that control mineralization which dips steeply to the northwest along with the sheared host stratigraphy.

Figure 1: Plan view of Nkran as built pit with geology, 2023 drilling locations, significant intercepts and cross section locations. Mineralized domain is shown in orange, cross section lines numbered and shown in blue, and as built pit shown in grey.

Figure 2: Cross section 700696 showing hole NKPC23-111 with significant intercepts directly below the current Nkran Mineral Reserve pit shell.

Figure 3: Cross section 700600 showing holes NKPC23-119, NKPC23-119W1, NKPC23-113, NKPC23-122 and NKPC23-117 demonstrating vertical continuation of mineralization between the current Nkran Mineral Reserve pit shell and $1,800 pit shell. This image shows the continuation of robust mineralization within both main western mineralization and south breccia mineralization zones as drilling moves progressively south along strike of the known Nkran deposit.

Figure 4: Long section showing the location of the current 2023 drilling and the areas of Inferred Mineral Resource mineralization that have been confirmed by this drilling shown in orange. Topography is as-built pit, Inferred Mineral Resource shown in green, Indicated Mineral Resource shown in brown. The current Nkran Mineral Reserve pit shell is outlined in pink and the $1,800 pit shell is in black.

Abore Highlights

Abore is located directly on the Esaase haul road approximately 13 kilometers ("km") north of the AGM processing plant and has current Measured and Indicated Mineral Resources of 477,000 ounces @ 1.16 g/t Au and Inferred Resources of 131,000 ounces @ 1.14 g/t Au as described in the "NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana" with an effective date of December 31, 2022 (the "2023 Technical Report") filed on SEDAR (see news release dated February 22, 2023).

Exploration drilling throughout 2023 has been primarily focused on the conversion of inferred mineral resources below the mineral reserve pit shell and infilling  zones below the $1,800 Measured, Indicated and Inferred Mineral Resource pit shell. While drilling is ongoing, results received to-date demonstrate that mineralization remains robust in the inferred mineral resource zones tested with intercepts including 36m @ 2.1 g/t Au (ABPC23-190) from 278m and 21m @ 2.6 g/t Au (ABPC23-189) from 226m. See table 2 for full assay results.

The deposit sits along the Esaase shear corridor, which also hosts the Esaase deposit. Geology here is characterized by a sedimentary sequence composed primarily of siltstones, shales and thickly bedded sandstones that has been intruded by a granite which lies parallel to the shear and dipping steeply to the northwest.  Mineralization is mostly constrained to the granite, hosted in west dipping quartz vein areas developed primarily along the eastern margin of the granite/sediment contact.

Figure 5: Plan map of 2023 Abore infill drilling progress shown on geology highlighting location of holes ABPC23-189 and ABPC23-190. Granite which acts as primary host of Abore mineralization shown in pink.

Figure 6: Cross section through Abore showing holes ABPC23-189 and ABPC23-190 with significant mineralized intercepts below the current Inferred Mineral Resource and the $1,800 Mineral Resource shell as described in Section 14.2.8 of the 2023 Technical Report.

Midras South Highlights

The Midras South deposit lies approximately 5km south of the AGM processing plant along the Takorase - Afraso shear zone, a laterally extensive structure recognized from airborne VTEM, magnetic surveys and extensive ground mapping. Midras South consists of 3 distinct zones of mineralization, interpreted to be fault offsets of the primary mineralized structure. Typical of Asankrangwa Gold Belt deposits, indicated mineralization at Midras South is developed within a package of deformed sandstone, siltstone and phyllite with stratigraphy and structure both steeply dipping to the northwest. Gold mineralization occurs in association with quartz veining, arsenopyrite and pyrite, within a broader envelope of quartz-sericite-pyrite and carbonate alteration.

Midras South has a current Inferred Mineral Resource of 5.4Mt @ 1.32 g/t Au totaling 232,000 oz. Current drilling is designed to upgrade the primary mineralized zones to the Indicated Mineral Resource category to advance the deposit towards a maiden Mineral Reserve estimate.

Drilling throughout 2023 consisted of 5,061 m of resource conversion drilling which targeted inferred mineral resources within the southern zones of the deposit. Notable results from the program include:

  Hole MSRC23-253: 28m @ 1.2 g/t Au from 24m
  Hole MSRC23-257: 10m @ 2.6 g/t Au from 18m
  Hole MSRC23-258: 12m @ 2.5 g/t Au from 5m
  Hole MSRC23-284: 18m @ 4.0 g/t Au from 7m
  Hole MSRC23-285: 3m @ 26.6 g/t Au from 24m
  Hole MSRC23-287: 17m @ 2.3 g/t Au from 24m

See Table 3 for full assay results.

Two of the fertile structural trends that host mineralization at Midras South also remain open along strike and are considered targets for further exploration drilling.

Figure 7: Midras South plan map showing location of 2023 infill drilling and significant intercepts on geology and mineralized domains.

Figure 8: Midras South section 695990 showing holes MSPC23-291 and MSRC23-257 highlighting significant intercepts both inside and outside the current mineralization domains.

Figure 9: Midras South section 696080 showing holes MSPC23-281 and MSRC23-284 highlighting shallow high-grade intercept.

Regional Greenfield Highlights

The AGM controls the largest land package on the Asankrangwa Gold Belt with tenements covering 476 km2 of highly prospective ground with a portfolio of high quality greenfields exploration targets.

Work in the regional tenements throughout 2023 has focused on a series of prioritized targets in various stages of exploration. This work has included initial mapping and target identification, surficial geochemical and geophysical surveying, and early-stage drill testing. Highlights of some of this work is outlined below.

Figure 10: Location of regional exploration targets discussed in this release.

The Gyagyatreso prospect is located approximately 4km northwest of the AGM processing plant and is highlighted by an approximately 3km long surficial gold in soils anomaly that is coincident to interpreted northeast trending structural zone believed to be a southwest extension of the Esaase-Abore shear zone. A small historic drilling campaign confirmed gold mineralization, but the drilling was localized and limited to shallow depths leaving the target largely untested. Subsequent field mapping conducted by AGM Geologists identified visible gold in hand samples and the area was prioritized for follow-up drilling.

Drilling throughout the year has consisted of 5,783m of combined RC and diamond drilling across 55 holes. Results have been very encouraging, returning multiple significant intercepts including 38m @ 2.0 g/t Au from 20m (GYDD23-045), 20m @ 1.7 g/ t Au from 32m (GYRC23-004), 11m @3.6g/t Au from 98m (GYRC23-038), and 13m @ 1.3 g/t Au from 42m (GYRC23-011), demonstrating that mineralization is present over at least 2km of strike length. The full extent of the surficial geochemical anomaly has not yet been tested and mineralization remains open along strike to the southwest and northeast. See Table 4 for full assay results received to date.

Data from the 2023 exploration programs have also provided a significantly increased understanding of the local geology and structural controls which will be integrated into the design of follow-up drilling planned for 2024.

Figure 11: Significant intercepts from Gyagyatreso planned 2023 drilling shown with geology, soil geochemistry, and structures.

The Gyetwi prospect is located immediately along strike to the south of the Esaase deposit. Esaase has produced nearly 500,000 ounces to-date and still contains over 1.2M ounces in Indicated Mineral Resources and 0.3M ounces in Inferred Mineral Resources, and lies on the same structural corridor.

Visible gold in hand samples have been identified during prospecting work and the area was prioritized for ground IP survey follow-up. Line-cutting and a combination of ground pole-dipole and gradient array IP surveys were carried out between late 2022 and early 2023. A total of 56 line km of IP were collected, which identified a series of chargeability anomalies interpreted to be associated with the southwest extension of the Esaase shear zone across a strike length of approximately 1.3 km. These anomalies have been prioritized and follow-up surface trenching is planned to test for shallow oxide mineralization.

Figure 12: Gyetwi chargeable-conductive target zones with planned follow-up trenching immediately along strike to the south of the Esaase deposit.

The SkyGold B target area is located approximately 9km northwest of the Esaase deposit and has seen no known historic exploration work. As part of the ongoing regional generative targeting program, AGM geologists recognized through regional geophysics that the area may be underlain by lithologies and structural settings similar to those that host the known Asankrangwa gold deposits.

The 2023 exploration program included initial mapping and reconnaissance prospecting along with a tenement-wide soil geochemical survey. Mapping of surface pits and small-scale artisanal workings successfully identified a structural corridor of interest and lithologies favourable to gold mineralization. The first phase of soil sampling consisted of 768 samples collected across approximately 23 km2. A 4km-long trend of highly anomalous gold in soils has been identified, coincident with the newly mapped structures and consistent with the orientation of the major gold bearing shear zones of the Asankrangwa Gold Belt. Follow-up work is planned to delineate potential drill targets for 2024.

Figure 13: Sky Gold B target area gold in soil survey results highlighting a mineralized trend approximately 4km long and trending NE-SW coincident with orientation of the primary shear zones that host the Asankrangwa gold deposits. Base image is 2023 Au in soils results gridded using ordinary krigging.

The Aburi target area lies directly southwest of Nkran, covering approximately 46 km2 and is interpreted to be underlain by the extension of the Adubiaso shear zone over a strike length of approximately 5km. Historic work in this area has been sporadic and localized with small mapping and shallow drilling programs identifying gold mineralization with little to no follow-up.

The AGM exploration team undertook a holistic review of all historic data including regional VTEM surveys with drilling data and prioritized the area for a regional surficial geochemical survey. The 2023 program consisted of a regional soil geochemistry survey that covered the entire tenement area with 3,141 samples collected. A second infill survey was conducted consisting of 1,038 additional samples to further delineate several robust geochemical anomalies identified.

The results have identified two distinct trends highlighted by anomalous gold coincident with interpreted structures that extend across the length of the tenement. Follow-up work is planned to delineate possible drill targets in 2024.

Figure 14: Aburi soil geochemistry survey results showing multi-kilometer long mineralized trends coincident with the NE-SW orientation of the primary shear zones that host the Asankrangwa gold deposits. Mapped surficial geology shown in background.

Table 1: Intercepts for 2022/23 Nkran South Extension Drilling 1,2,3,4

Hole ID	From (m)	To (m)	Width (m)	Grade (g Au/t)	Intercept Description
NKPC22-111	237.2	242	4.8	0.6	4.8m @ 0.6 g/t
NKPC22-111	375.9	384	8.1	1.5	8.1m @ 1.5 g/t
NKPC22-111	567	586	19	3	19.0m @ 3.0 g/t
NKPC22-111	591	595	4	3.4	4.0m @ 3.4 g/t
NKPC22-111	599	601	2	4.6	2.0m @ 4.6 g/t

NKPC22-111	605	615.1	10.1	1	10.1m @ 1.0 g/t
NKPC22-113	343.7	351.6	7.9	0.5	7.9m @ 0.5 g/t
NKPC22-113	483.6	490.6	7.0	1.1	7.0m @ 1.1 g/t
NKPC22-113	516.6	527.1	10.5	2.6	10.5m @ 2.6 g/t
NKPC22-113	537.6	540.6	3.0	9.5	3.0m @ 9.5 g/t
NKPC22-113	545.1	548.1	3.0	0.8	3.0m @ 0.8 g/t
NKPC22-114	257.6	260.4	2.8	1.3	2.0m @ 1.3 g/t
NKPC22-114	402.8	407.9	5.1	5.3	5.1m @ 5.3 g/t
NKPC22-114	560	564.4	4.4	0.6	4.4m @ 0.6 g/t
NKPC22-114	575.2	577.6	2.4	0.6	2.4m @ 0.6 g/t
NKPC22-114	596	603.6	7.6	2.7	7.6m @ 2.7 g/t
NKPC22-114	612.9	617	4.1	1.7	4.1m @ 1.7 g/t
NKPC22-114	620.8	624	3.2	6.4	3.2m @ 6.4 g/t
NKPC22-114W1	361	379	18.0	2.6	18.0m @ 2.6 g/t
NKPC22-114W1	396	398	2.0	3.8	2.0m @ 3.8 g/t
NKPC23-115	512	530	18.0	4.7	18.0m @ 4.7 g/t
NKPC23-115	546	551.1	5.1	1.2	5.1m @ 1.2 g/t
NKPC23-115	555	563	8.0	2.5	8.0m @ 2.5 g/t
NKPC23-116	451.2	470.7	19.5	1.6	19.0m @ 1.6 g/t
NKPC23-116	478.2	482.2	4.0	2.6	4.0m @ 2.6 g/t
NKPC23-117	371	381	10.0	2.5	10.0m @ 2.5 g/t
NKPC23-117	558	576	18.0	2.0	18.0m @ 2.0 g/t
NKPC23-118	553	560	7.0	1.8	7.0m @ 1.8 g/t
NKPC23-118	564.8	574	9.2	5.9	9.2m @ 5.9 g/t
NKPC23-119	175	180	5.0	5.3	5.0m @ 5.3 g/t
NKPC23-119	324	331	7.0	5.6	7.0m @ 5.6 g/t
NKPC23-119	483	502	19.0	1.3	19.0m @ 1.3 g/t
NKPC23-119W1	27	29	2.0	2	2.0m @ 2.0 g/t
NKPC23-121	419	421	2.0	0.8	2.0m @ 0.8 g/t
NKPC23-122	343	350	7.0	0.9	7.0m @ 0.9 g/t
NKPC23-122	495.5	502	6.5	1.2	6.5m @ 1.2 g/t
NKPC23-122	524	532	8.0	3.1	8.0m @ 3.1 g/t
NKPC23-122	560	575.2	15.2	2.5	15.2m @ 2.5 g/t

Table 2: Abore 2023 drilling intercepts received as of October 19, 20235,6,7

Hole ID	From (m)	To (m)	Width (m)	Grade (g Au/t)	Intercept Description
ABPC23-181	143	146	3.0	0.7	3.00m @ 0.7 g/t
ABPC23-183	145	151	6.0	0.9	6.00m @ 0.9 g/t
ABPC23-183	176	178	2.0	0.8	2.0m @ 0.8 g/t

ABPC23-183	191	205	14.0	0.8	14.0m @ 0.8 g/t
ABPC23-184	99	110	11.0	1.4	11.0m @ 1.4 g/t
ABPC23-184	118	131	13.0	0.6	13.0m @ 0.6 g/t
ABPC23-184	137	140	3.0	1.1	3.0m @ 1.1 g/t
ABPC23-184	157	174	17.0	1.0	17.0m @ 1.0 g/t
ABPC23-186	79	87	8.0	2.3	8.0 @ 2.3 g/t
ABPC23-186	92	97	5.0	0.8	5.0m @ 0.8 g/t
ABPC23-186	101	103	2.0	4.7	2.0m @ 4.7 g/t
ABPC23-186	149	158	9.0	0.5	9.0m @ 0.5 g/t
ABPC23-186	194	208.5	14.5	2.8	14.5m @ 2.8 g/t
ABPC23-189	225	247	21.0	2.6	21.0m @ 2.6 g/t
ABPC23-189	270	279	9	1.7	9.0m @ 1.7 g/t
ABPC23-190	267	272.6	5.6	0.6	5.6m @ 0.6 g/t
ABPC23-190	278	314	36	2.1	36.0m @ 2.1 g/t
ABPC23-190	322	325	2.6	0.9	2.6m @ 0.9 g/t
ABPC23-190	330	346	16	0.8	16.0m @ 0.8 g/t
ABPC23-190	350	356.4	6.4	4.7	6.4m @ 4.7 g/t
ABPC23-191	249	256.7	7.7	1.0	7.7m @ 1.0 g/t
ABPC23-191	306	326	20	1.1	20.0m @ 1.1 g/t
ABPC23-191	330	335	5	0.6	5.0m @ 0.6 g/t
ABPC23-191	344	351	7	2.6	7.0m @ 2.6 g/t
ABPC23-191	355	357.5	2.5	1.9	2.5m @ 1.9 g/t
ABPC23-203	79	99	20	0.9	20.0m @ 0.9 g/t
ABPC23-204	75	77	2	1.2	2.0m @ 1.2 g/t
ABPC23-204	83	88	5	0.9	5.0m @ 0.9 g/t
ABPC23-204	107	110	3	0.6	3.0m @ 0.6 g/t

Table 3: Midras South 2023 drilling intercepts6,7

Hole ID	From (m)	To (m)	Width (m)	Grade (g Au/t)	Intercept Description
MSPC23-267	139	142.6	3.6	1.6	3.6m @ 1.6 g/t
MSPC23-275	91	95	4	0.6	4.0m @ 0.6 g/t
MSPC23-280	103.5	109	5.5	2	5.5m @ 2.0 g/t
MSPC23-281	95	100.1	5.1	0.5	5.1m @ 0.5 g/t
MSPC23-282	188	190.2	2.2	1.4	2.2m @ 1.4 g/t
MSPC23-282	195	200	5	1.4	5.0m @ 1.4 g/t
MSPC23-282	210	214	4	0.5	4.0m @ 0.5 g/t
MSPC23-283	95	98.5	3.5	0.8	3.5m @ 0.8 g/t
MSPC23-288	63	66	3	0.5	3.0m @ 0.5 g/t
MSPC23-288	72	89	17	1.6	17.0m @ 1.6 g/t
MSPC23-290	197	199	2	1.5	2.0m @ 1.5 g/t
MSPC23-291	61	63	2	0.6	2.0m @ 0.6 g/t
MSPC23-291	165	171	6	1.8	6.0m @ 1.8 g/t
MSPC23-291	186	195	9	1.2	9.0m @ 1.2 g/t
MSPC23-292	74	78	4	1.2	4.0m @ 1.2 g/t
MSPC23-292	183	187	4	1.2	4.0m @ 1.2 g/t
MSRC23-242	85	90	5	1.4	5.0m @ 1.4 g/t
MSRC23-243	14	16	2	1.1	2.0m @ 1.1 g/t
MSRC23-243	74	81	7	0.7	7.0m @ 0.7 g/t
MSRC23-244	41	45	4	0.9	4.0m @ 0.9 g/t
MSRC23-245	1	7	6	1	6.0m @ 1.0 g/t
MSRC23-246	10	12	2	4.9	2.0m @ 4.9 g/t
MSRC23-246	62	66	4	3	4.0m @ 3.0 g/t
MSRC23-249	1	11	10	1.6	10.0m @ 1.6 g/t
MSRC23-249	26	29	3	0.8	3.0m @ 0.8 g/t
MSRC23-250	53	55	2	2.3	2.0m @ 2.3 g/t
MSRC23-250	67	70	3	0.5	3.0m @ 0.5 g/t
MSRC23-253	17	19	2	0.6	2.0m @ 0.6 g/t
MSRC23-253	24	52	28	1.2	28.0m @ 1.2 g/t
MSRC23-256	11	16	5	1.3	500m @ 1.3 g/t
MSRC23-257	18	28	10	2.6	10.0m @ 2.6 g/t
MSRC23-257	42	44	2	1.3	2.0m @ 1.3 g/t
MSRC23-257	49	54	5	1.1	5.0m @ 1.1 g/t
MSRC23-258	5	17	12	2.5	12.0m @ 2.5 g/t
MSRC23-258	21	25	4	0.5	4.0m @ 0.5 g/t
MSRC23-258	30	32	2	0.8	2.0m @ 0.8 g/t

MSRC23-259	42	44	2	1.6	2.0m @ 1.6 g/t
MSRC23-260	25	45	20	1.2	20.0m @ 1.2 g/t
MSRC23-260	56	60	4	0.5	4.0m @ 0.5 g/t
MSRC23-260	66	68	2	0.6	2.0m @ 0.6 g/t
MSRC23-261	37	46	9	0.7	9.0m @ 0.7 g/t
MSRC23-261	71	73	2	0.7	2.0m @ 0.7 g/t
MSRC23-264	44	46	2	1.1	2.0m @ 1.1 g/t
MSRC23-268	49	51	2	0.8	2.0m @ 0.8 g/t
MSRC23-268	70	72	2	0.6	2.0m @ 0.6 g/t
MSRC23-270	31	33	2	1	2.0m @ 1.0 g/t
MSRC23-270	39	45	6	0.9	6.0m @ 0.9 g/t
MSRC23-270	72	74	2	1	2.0m @ 1.0 g/t
MSRC23-270	84	103	19	0.6	19.0m @ 0.6 g/t
MSRC23-270	121	130	9	0.4	9.0m @ 0.4 g/t
MSRC23-271	48	53	5	0.7	500m @ 0.7 g/t
MSRC23-272	44	56	12	1	12.0m @ 1.0 g/t
MSRC23-273	33	39	6	1.2	6.0m @ 1.2 g/t
MSRC23-273	53	56	3	0.5	3.0m @ 0.5 g/t
MSRC23-274	51	57	6	1.1	6.0m @ 1.1 g/t
MSRC23-274	116	120	4	0.5	4.0m @ 0.5 g/t
MSRC23-277	61	72	11	0.9	11.0m @ 0.9 g/t
MSRC23-279	10	12	2	1.2	2.0m @ 1.2 g/t
MSRC23-284	7	25	18	4	18.0m @ 4.0 g/t
MSRC23-285	24	27	3	26.6	3.00m @ 26.6 g/t
MSRC23-287	17	20	3	0.6	3.0m @ 0.6 g/t
MSRC23-287	24	41	17	2.3	17.0m @ 2.3 g/t
MSRC23-287	56	63	7	1.2	7.0m @ 1.2 g/t
MSRC23-289	17	20	3	0.9	3.0m @ 0.9 g/t
MSRC23-289	27	34	7	2.2	7.0m @ 2.2 g/t

Table 4: Gyagyatreso drilling intercepts6,7

Hole ID	From (m)	To (m)	Width (m)	Grade (g Au/t)	Intercept Description
GYDD23-042	87.6	92.8	5.2	2.13	5.2m @ 2.1 g/t
GYRC23-002	3	8	5	3.12	5.0m @ 3.1 g/t
GYRC23-002	14	17	3	2.91	3.0m @ 2.1 g/t
GYRC23-002	60	62	2	1.37	2.0m @ 1.4 g/t
GYRC23-002	66	81	15	0.51	15.0m @ 0.5 g/t
GYRC23-003	5	7	2	1.13	2.0m @ 1.1 g/t
GYRC23-003	47	53	6	0.71	6.0m @ 0.7 g/t

GYRC23-004	1	3	2	0.53	2.0m @ 0.5 g/t
GYRC23-004	32	52	20	1.73	20.0m @ 1.7 g/t
GYRC23-006	18	25	7	0.79	7.0m @ 0.8 g/t
GYRC23-006	84	86	2	1.54	2.0m @ 1.5 g/t
GYRC23-006	90	94	4	0.7	4.0m @ 0.7 g/t
GYRC23-008	34	40	6	2.13	6.0m @ 2.1 g/t
GYRC23-008	47	50	3	0.67	3.0m @ 07 g/t
GYRC23-009	73	76	3	1.91	3.0m @ 1.9 g/t
GYRC23-010	20	25	5	1.78	5.0m @ 1.8 g/t
GYRC23-010	37	39	2	1.24	2.0m @ 1.2 g/t
GYRC23-011	42	55	13	1.3	13.0m @ 1.3 g/t
GYRC23-012	58	60	2	2.09	2.0m @ 2.1 g/t
GYRC23-015	61	67	6	0.65	6.0m @ 0.7 g/t
GYRC23-018	14	20	6	0.59	6.0m @ 0.6 g/t
GYRC23-019	71	74	3	0.57	3.0m @ 0.6 g/t
GYRC23-019	84	93	9	1.11	9.0m @ 1.1 g/t
GYRC23-019	102	106	4	0.89	4.0m @ 0.9 g/t
GYRC23-020	36	38	2	0.83	2.0m @ 0.8 g/t
GYRC23-030	82	90	8	0.63	8.0m @ 0.6 g/t
GYRC23-032	71	75	4	0.99	4.0m @ 1.0 g/t
GYRC23-037	79	86	7	0.74	7.0m @ 0.7 g/t
GYRC23-038	98	109	11	3.58	11.0m @ 3.6 g/t
GYRC23-039	1	4	3	0.94	3.0m @ 0.9 g/t
GYRC23-040	87	91	4	0.67	4.0m @ 0.7 g/t
GYRC23-044	57	59	2	0.69	2.0m @ 0.7 g/t
GYRC23-044	64	68	4	0.48	4.0m @ 0.5 g/t
GYDD23-045	20	58	38	1.99	38.0m @ 2.0 g/t
GYRC23-050	83	85	2	0.95	2.0m @ 1.0 g/t
GYRC23-051	27	32	5	0.83	5.0m @ 0.8 g/t

Notes:

1. See Section 14.1.10 of the 2023 Technical Report for the assumptions used in preparing the Nkran reserve shell and $1,800 resource shell.

2. Intervals indicated are not true widths as there is insufficient information to calculate true widths. However, drill holes have been drilled to cross interpreted mineralized zones as close to perpendicular as possible.

3. Intervals are calculated with the assumptions of >0.5g/t and <3m of internal waste and displayed as weighted averages.

4. Includes results from diamond and RC drilling.

5. See Section 14.2.10 of the 2023 Technical Report for description of Abore Mineral Resource estimate and assumptions used in preparing the Abore $1,800 resource shell.

6. Intervals reported are hole lengths.

7. Intervals are calculated with the assumptions of >0.5 g/t and <3m of internal waste with a top cut of 30 g/t and displayed as weighted averages. The top cut threshold used is unchanged from that outlined in section 14.2.3.3 of the 2023 Technical Report, available on the Company’s website and filed on SEDAR.

Qualified Person and QA/QC

Chris Pettman P. Geo, Vice President Exploration of Galiano, is a Qualified Person as defined by NI 43-101 (as defined below) and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Mr. Pettman is responsible for all aspects of the work including the Data Verification and Quality Control/Quality Assurance programs and has verified the data disclosed, by reviewing all data and supervising its compilation. There are no known factors that could materially affect the reliability of data collected and verified under his supervision. No quality assurance/quality control issues have been identified to date. Mr. Pettman is not independent of Galiano.

Certified Reference Materials and Blanks are inserted by Galiano into the sample stream at the rate of 1:14 samples.  Field duplicates are collected at the rate of 1:30 samples. All samples have been analysed by Intertek Minerals Ltd. ("Intertek") in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish. Intertek does its own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking. Higher grade samples are re-analysed from pulp or reject material or both. Intertek is an international company operating in 100 countries and is independent of Galiano. It provides testing for a wide range of industries including the mining, metals, and oil sectors.

Enquiries:

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute " forward-looking statements " within the meaning of applicable U.S. securities laws and " forward-looking information " within the meaning of applicable Canadian securities laws, which we refer to collectively as " forward-looking statements ". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as " seek ", " expect ", " anticipate ", " budget ", " plan ", " estimate ", " continue ", " forecast ", " intend ", " believe ", " predict ", " potential ", " target ", "initial", "encouraging", "contemplated", " may ", " could ", " would ", " might ", " will " and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding drilling results; the interpretation of drilling results; additional drilling; underground mining potential; future mining at Nkran, Abore, Midras South, Gyagyatreso and regional greenfields, including with respect to the nature and extent of possible pit designs and the commencement of mining or further mining; and statements regarding the potential thereof; the expected results of the exploration program and the nature and timing of future exploration programs; the ability of future exploration programs to provide the basis for future mineral resources and mineral reserves, and the extension of the life of the mine; and information regarding planned future exploration, drilling and mining. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the exploration program proceeding as anticipated; the exploration program achieving the targets and milestones included therein in the manner and on the timelines anticipated therein; the nature of drilling and exploration targets conforming to current expectations; mining proceeding as currently anticipated; the Company proceeding with further exploration programs as currently anticipated; future exploration programs will provide the basis for future mineral resources; the JV approves the Company's exploration budget; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; the AGM will be able to continue to ship doré from the AGM site to be refined; the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates and prior exploration results, including future gold prices, cut-off grades and production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; mineral resources can be developed as planned; the Company's relationship with its JV partner will continue to be positive and beneficial to the Company; required financing and permits will be obtained; general economic conditions; labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; contracted parties will provide goods or services in a timely manner; there is no material adverse change in the price of gold or other metals; title to mineral properties; costs; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct, and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the results of the Company's exploration programs will not conform with the Company's expectations, and will not be sufficient to support mineral resources or mineral reserves at the AGM or be sufficient to include in the Company's updated life of mine plan; the Company may not undertake planned future mining or exploration, or such future mining or exploration will not be sufficient to support mineral resources or mineral reserves at the AGM; the JV will approve the Company's proposed exploration and mining programs; the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs or decreases in the availability of commodities, consumed or otherwise used by the Company, may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's primary asset is held through a JV, which exposes the Company to risks inherent to JVs, including disagreements with its JV partner and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the JV and the Company; and the Company must compete with other mining companies and individuals for mining interests.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:
As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this news release are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.